EXHIBIT 2

management’s discussion and analysis

Management’s Discussion and Analysis is a review of activities and results for the fiscal year ended August 31, 2003 as compared to the previous year, and a review of activities and results for the fiscal year ended August 31, 2002 as compared to the previous year. Comments relate to and should be read in conjunction with the audited consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe objectives, plans or goals are or may be forward-looking statements.

     These forward-looking statements are based on management’s current expectations and projections about future events. However, whether actual results and developments will conform with these expectations and projections is subject to a number of risks and uncertainties, including, among other things: the ability to attract and retain advertising revenues; audience acceptance of the Company’s radio stations, specialty television networks and the television programs produced; the ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; the ability to compete in any of the industries in which it conducts business; the opportunities (or lack thereof) that may be presented to and pursued by the Company; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws, regulations, policies, and copyright tariffs or the interpretation or application of those laws and regulations; the ability to integrate and realize anticipated benefits from acquisitions; and the ability to effectively manage growth. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any forward-looking statements. Other unknown and unpredictable factors could also harm the Company’s results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

SUPPLEMENTAL EARNINGS MEASURES

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures and financial information. These are income before depreciation, amortization, interest, other and income taxes (EBITDA) and pro forma information. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. It is also widely used for valuation purposes. A reconciliation of EBITDA and net income (loss) is provided in the consolidated statements of income (loss) and retained earnings (deficit). EBITDA (which corresponds to the line item “Operating income before the following” in the consolidated statements of income (loss) and retained earnings (deficit)) is calculated as net income (loss) before minority interest, equity earnings from investees, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other expense (income), loss (gain) on sale of investments, interest on long-term debt, amortization and depreciation. A listing of these items is disclosed in the consolidated statements of income (loss) and retained earnings (deficit). These items are excluded in the determination of EBITDA as they are non-cash in nature, pre-tax, financing charges, income or expense from investing activities or are not considered to be in the ordinary course of business. EBITDA should not be considered in isolation of or as a substitute for (1) net income or loss, as an indicator of the Company’s operating performance, or (2) cash flows from operating, investing and financing activities, as a measure of the Company’s liquidity.

PRO FORMA INFORMATION

Pro forma information (including pro forma revenues and pro forma EBITDA) is provided to assist investors in comparing results between periods after giving effect to significant acquisitions and divestitures. In particular, results from the same period in fiscal 2002 have been adjusted to reflect operating results of all businesses reporting in the current year as if the businesses had been owned for the same number of days in the prior year. Pro forma information is provided on the basis of the Company’s reportable business segments (Radio, Television and Content) for revenues and EBITDA — the measure of profitability reviewed by the chief operating decision maker of these divisions, since there were acquisitions and/or dispositions in each of these divisions during fiscal 2002 or fiscal 2003.

PRO FORMA RESULTS RECONCILIATION

The following table reconciles pro forma revenues and EBITDA for the year ended August 31, 2002 to actual results as reported in the consolidated statements of income (loss) for the same period and should be read in conjunction with the preceding comments on supplemental earnings measures:

YEAR ENDED AUGUST 31, 2002	AS REPORTED	ACQUISITIONS	DISPOSITIONS	PRO FORMA

(thousands of Canadian dollars)	(restated)(2)
REVENUES:
Radio	211,416	696	(196)	211,916
Television	308,529	15,184	(21,892)	301,821
Content
Production and Distribution	99,357	—	—	99,357
Branded Consumer Products	60,558	—	(36,356)	24,202
Eliminations	(5,357)	—	—	(5,357)

	674,503	15,880	(58,444)	631,939

EBITDA:(1)
Radio	52,853	96	140	53,089
Television	99,061	2,232	(5,029)	96,264
Content
Production and Distribution	(28,797)	—	—	(28,797)
Branded Consumer Products	7,843	—	(3,291)	4,552
Corporate	(4,750)	—	—	(4,750)
Eliminations	(639)	—	—	(639)

	125,571	2,328	(8,180)	119,719

NOTES:

(1)	EBITDA (which corresponds to the line item “Operating income before the following” in the consolidated statements of income (loss) and retained earnings (deficit)) is calculated as net income (loss) before minority interest, equity earnings from investees, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other expense (income), loss (gain) on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	See note 2(b) to the consolidated financial statements which discusses the adoption of the proportionate consolidation method of accounting for certain investments on a retroactive basis.

OVERVIEW

Corus Entertainment Inc. (“Corus” or the “Company”) commenced operations on September 1, 1999. On that date, pursuant to a statutory plan of arrangement, Corus was separated from Shaw Communications Inc. (“Shaw”) as an independently operated, publicly traded company and assumed ownership of Shaw’s radio broadcasting, specialty television, digital audio services and cable advertising services businesses, as well as certain investments held by Shaw.

Corus manages its business in three operating groups: Radio, Television and Content. Generally, Corus’ financial results depend on a number of factors, including the strength of the Canadian national economy and the local economies of Corus’ served markets, local and national market competition from other broadcasting stations and other advertising media, government regulation, market competition from other distributors of children’s animated programming and Corus’ ability to continue to provide popular programming.

(A)	RADIO

The Radio group is comprised of 50 radio stations, primarily situated in eight of the ten largest Canadian markets by population, and in the densely populated area of southern Ontario. Revenues are derived from advertising aired over these stations. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

(B)	TELEVISION

The Television group is comprised of the following: specialty television networks YTV, W Network (formerly WTN, Women’s Television Network), Treehouse TV, Corus’ 80% interest in CMT (Country Music Television), 50.5% interest in Telelatino, 50% interest in Locomotion and 40% interest in TELETOON; Corus premium television services of Movie Central and Encore Avenue; interests in three digital television channels; three conventional television stations; Max Trax, a digital audio service; and Digital ADventure, a cable advertising service. Revenues for specialty television networks and digital television channels are generated from affiliate subscriber fees and advertising. Revenues for premium television and digital audio services are generated from affiliate subscriber fees. Revenues for the conventional television stations and cable advertising services are derived from advertising.

(C)	CONTENT

The Content group consists of the production and distribution of television programs and the branded consumer products business (formerly merchandise licensing and publishing businesses) of Nelvana Limited which was acquired in fiscal 2001. Revenues are generated from licensing of television programs, merchandise licensing and publishing.

Corus is well diversified by revenue source with revenue streams for the year ended August 31, 2003 derived primarily from four areas: advertising 52%, subscriber fees 26%, license fees 9% and publishing and merchandising 7%.

Operating, general and administrative expenses include amortization of program and film rights (cost of programming purchased from third parties), amortization of film investments (costs associated with internally produced programming and acquired programming from third parties), employee remuneration, regulatory license fees, cost of goods sold relating to publishing, marketing (research and advertising costs), selling, general administration and overhead costs. Cost of goods sold relating to publishing include the material cost of the product, printing, freight, customs and duties and royalties to authors and illustrators based upon sales and is included in operating, general and administrative expenses. Approximately 31% and 30% of operating, general and administrative expenses in fiscal 2003 (2002 — 29% and 39% respectively) were comprised of employee remuneration and programming costs respectively.

results of operations

The following table presents summary financial information for Corus’ operating business segments and a reconciliation of net income (loss) to EBITDA for each of the years ended August 31:

							% INCREASE (DECREASE)

(millions of Canadian dollars, except for %'s)	2003	%(2)	2002(3)	%(2)	2001	%(2)	2003 OVER 2002	2002 OVER 2001

REVENUES
Radio	226.0	35.1	211.4	31.3	191.8	34.4	6.9	10.2
Television	306.9	47.7	308.5	45.7	228.7	41.1	(0.5)	34.9
Content	116.3	18.0	159.9	23.7	137.4	24.7	(27.3)	16.4
Eliminations	(5.3)	(0.8)	(5.3)	(0.7)	(1.1)	(0.2)	—	—

	643.9	100.0	674.5	100.0	556.8	100.0	(4.6)	21.1

OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES
Radio	167.9	74.3	158.5	75.0	143.7	74.9	5.9	10.3
Television	193.5	63.0	209.4	67.9	155.0	67.8	(7.6)	35.1
Content	113.1	97.2	180.9	113.1	125.3	91.2	(37.5)	44.4
Corporate	8.8	1.4	4.8	0.7	9.5	1.7	83.3	(49.5)
Eliminations	(4.7)	(0.7)	(4.7)	(0.7)	(0.6)	(0.1)	—	—

	478.6	74.3	548.9	81.4	432.9	77.7	(12.8)	26.8

EBITDA(1)
Radio	58.1	25.7	52.9	25.0	48.1	25.1	9.8	10.0
Television	113.4	37.0	99.1	32.1	73.7	32.2	14.4	34.5
Content	3.2	2.8	(21.0)	(13.1)	12.1	8.8	(115.2)	(273.6)
Corporate	(8.8)	(1.4)	(4.8)	(0.7)	(9.5)	(1.7)	83.3	(49.5)
Eliminations	(0.6)	(0.1)	(0.6)	(0.1)	(0.5)	(0.1)	—	—

	165.3	25.7	125.6	18.6	123.9	22.3	31.6	1.4

Depreciation	24.7	3.8	26.0	3.9	20.0	3.6	(5.0)	30.0
Amortization	9.8	1.5	8.6	1.3	45.9	8.2	14.0	(81.3)
Interest on long-term debt	61.0	9.5	57.7	8.6	47.3	8.5	5.7	22.0
Loss (gain) on sale of investments	1.0		(18.2)		(103.1)
Other expense (income)	(9.4)		0.3		(10.5)
Restructuring charges	5.0		22.1		—
Hedge transaction loss	—		20.4		—
Asset write-downs	2.4		15.3		1.5
Goodwill and intangible impairment loss	—		162.8		—

Income (loss) before income taxes	70.8		(169.4)		122.8
Income tax expense (recovery)	28.6		(2.3)		(3.1)

Income (loss) before equity earnings from investees and minority interest	42.2		(167.1)		125.9
Equity earnings from investees	—		0.1		2.6
Minority interest	(2.2)		(1.6)		(0.3)

NET INCOME (LOSS)	40.0		(168.6)		128.2

NOTES:

(1)	EBITDA (which corresponds to the line item “Operating income before the following” in the consolidated statements of income (loss) and retained earnings (deficit)) is calculated as net income (loss) before minority interest, equity earnings from investees, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other expense (income), loss (gain) on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	Operating, general and administrative expenses and EBITDA for each business segment are expressed as a percentage of revenues for the segment. Other items are expressed as a percentage of total revenues.

(3)	As discussed in note 2(b) to Corus’ fiscal 2003 audited consolidated financial statements, the financial results for fiscal 2002 have been restated to reflect the proportionate consolidation of TELETOON and Locomotion and the amended foreign currency translation standard.

quarterly consolidated financial information

				EARNINGS (LOSS) PER SHARE(3)

(thousands of Canadian dollars except per share amounts)	REVENUES	EBITDA(1)	NET INCOME (LOSS)	BASIC	DILUTED

2003
4th Qtr	175,138	41,737	12,432	$0.29	$0.29
3rd Qtr	155,296	44,186	12,265	0.29	0.29
2nd Qtr	147,542	31,431	7,028	0.16	0.16
1st Qtr	165,942	47,958	8,296	0.19	0.19

2002(2)
4th Qtr	171,765	4,421	(189,877)	$(4.45)	$(4.45)
3rd Qtr	154,875	40,933	(1,825)	(0.04)	(0.04)
2nd Qtr	167,682	31,561	19,309	0.45	0.45
1st Qtr	180,181	48,656	3,746	0.09	0.09

2001
4th Qtr	166,581	31,694	(1,901)	$(0.04)	$(0.04)
3rd Qtr	138,031	30,197	103,373	2.43	2.41
2nd Qtr	134,736	25,604	13,132	0.31	0.31
1st Qtr	117,477	36,421	13,563	0.35	0.35

NOTES:

(1)	EBITDA (which corresponds to the line item “Operating income before the following” in the consolidated statements of income (loss) and retained earnings (deficit)) is calculated as net income (loss) before minority interest, equity earnings from investees, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other expense (income), loss (gain) on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	As discussed in note 2(b) to Corus’ fiscal 2003 audited consolidated financial statements, the financial results for fiscal 2002 have been restated to reflect the proportionate consolidation of TELETOON and Locomotion and the amended foreign currency translation standard.

(3)	The sums of basic and diluted earnings (loss) per share for the four quarters differ from the basic and diluted earnings (loss) per share for the year, due to differences in the average number of shares outstanding.

fiscal highlights

2003

operations

Revenues from operations decreased by 5% to $644.0 million in 2003.

EBITDA increased by 32% to $165.0 million in 2003.

EBITDA margins were 26% in 2003 compared to 19% in 2002.

Corus Television enjoyed spectacular ratings growth in the Adult 25-54 demographic with W Network growing by 46%, CMT by 50% and YTV by 29%. The sales team capitalized on the strong W Network ratings and grew advertising revenues over 35% on a pro forma basis.

The Content division made great progress against its strategic objectives during the year. The division was cash flow positive as a result of the reduction in slate size, aggressive collection of tax credits and various cost cutting initiatives. The success of Beyblade added not only to the cash position but also enabled Content to generate approximately 40% of the revenues from the Branded Consumer Products business.

Corus Radio remained the Canadian leader in daily reach, revenue, and share of tuning with a market share of 29% in terms of reach, 26% ahead of the next closest competitor.

acquisitions/divestitures

There were no significant acquisitions or divestitures in fiscal 2003.

financial

Net debt to EBITDA ratio was reduced to 3.1 times at August 31, 2003 from 5.0 times at August 31, 2002.

Cash provided by operating activities, net of investing activities, was $35.0 million.

regulatory

On March 29, 2003, The Copyright Board of Canada issued its decision on a proposal by the Canadian Musical Reproduction Rights Agency (CMRRA) and the Société du droit de reproduction des auteurs, and compositeurs et éditeurs au Canada (SODRAC) for tariffs on the reproduction of musical works by commercial radio stations. The decision requires licensees to commit up to 0.8% of revenues, retroactive to 2001, to be paid in royalties.

2002

operations

Revenues from operations increased by 21% to $674.5 million in 2002.

EBITDA increased by 1.3% to $125.6 million in 2002 after absorbing a $40.0 million write-down in film investments.

EBITDA margins were 19% in 2002 compared to 22% in 2001.

Corus continued to be the most listened to radio company in Canada with a cumulative weekly audience of 7.8 million listeners, 22% ahead of the next closest competitor.

In April 2002, Corus relaunched and rebranded the Women’s Television Network (“WTN”) as “W Network” and focused on making the network more contemporary and entertaining with an enhanced program schedule that provides a mix of new dramas, fresher movies and lifestyle programming. Recent Nielsen statistics indicate a 30% growth in Women 18-34 weekly viewers and a 20% growth in Women 18-49 weekly viewers for the period April 15/02 — June 30/02 compared to the prior year.

In January 2002, Corus’ Nelvana acquired the rights to Beyblade, the Japanese toy and animé phenomenon. The program launched on YTV at #1 among kids 2-11, on Cartoon Network U.K., as #1 with kids 10-15, and as the top program in the ABC Family boys action block of programming in the U.S.

acquisitions/divestitures

Effective November 16, 2001, Corus acquired shares that increased its total interest in Telelatino Network Inc. (“Telelatino”) to 50.5% from 20% for cash consideration of $11.0 million. Telelatino operates TLN Television, a specialty ethnic channel that provides programming in Italian, Spanish and English.

Effective November 19, 2001, Corus acquired the Women’s Television Network (WTN) for $205.0 million. The service was re-launched as “W Network” on April 15, 2002.

Effective December 18, 2001, Corus disposed of a 29.9% stake in the Comedy Network for $36.0 million.

Effective January 4, 2002, Corus acquired all of the outstanding shares of Tri-Co Broadcasting Limited which owns and operates three radio stations in Cornwall, Ontario for $4.3 million.

Effective March 1, 2002, Corus exchanged ownership interests with DMX Music, Inc. of the digital music subscription services to residential and commercial customers in Canada. The transaction resulted in Corus acquiring ownership of the existing Canadian residential subscription business and DMX Music, Inc. gaining ownership of the Canadian commercial business. Corus acquired assets with an assigned fair value of approximately $19.0 million and for which cash consideration of approximately $11.0 million was paid.

Effective April 8, 2002, Corus sold Klutz, its U.S. publishing business, to Scholastic Inc. for approximately $68.0 million (U.S.$43.0 million) in cash plus a three-year earn-out based on revenue.

Effective May 17, 2002, Corus acquired a 50% interest in The Locomotion Channel, an action-oriented animation pay-TV service targeting young adults aged 18-35 available in over 27 countries and seven million homes throughout Latin America and Iberia (Spain and Portugal) for a maximum consideration of approximately $16.0 million (U.S.$11.0 million in cash) less a holdback in the event of certain economic changes that may impact revenue projections. The service will be operated in conjunction with the other 50% shareholder, Hearst Corporation.

Effective May 31, 2002, Corus completed the sale of Viewer’s Choice to Shaw Communications Inc. for cash consideration of $33.0 million.

financial

On March 7, 2002, Corus issued U.S.$375.0 million aggregate principal amount of 8 3/4% senior subordinated notes due 2012 at a price of 99.186% of their aggregate principal amount. The net proceeds of the offering were used to repay existing bank debt.

During the year, Corus disposed of two million non-voting shares of Astral for total consideration of $93.3 million. The proceeds were used to repay the securitized borrowing of $89.5 million in full.

regulatory

The CRTC licensed 16 new English-language Category 1 digital Canadian specialty services, which were launched in September, 2001. Distributors using digital technology are required to distribute all Category 1 services appropriate for their market. The CRTC licensed more than 270 Category 2 services, which must negotiate with each distributor for carriage. Corus, in conjunction with its partners, launched five new digital services, two Category 1 services: The Documentary Channel and Country Canada, which was subsequently transferred to the Canadian Broadcasting Corporation. Corus also launched three Category 2 services: Discovery Kids, Edge TV and SCREAM. The Edge TV service was discontinued in fiscal 2003.

fiscal 2003 compared to fiscal 2002

Revenues for fiscal 2003 were $643.9 million, down 5% from $674.5 million last year. The decrease in revenues was attributable to various business divestures in fiscal 2002 and 2003 and the planned reduction in Nelvana’s production slate. On a pro forma basis, revenues increased 2% from $631.9 million last year reflecting strong advertising revenue growth from the Radio and Television divisions.

     Operating, general and administrative expenses were $478.6 million, down 13% from $548.9 million last year primarily as a result of the $40.0 million write-down in film investments in fiscal 2002 offset by increased variable operating expenses in fiscal 2003 associated with increased revenues. On a pro forma basis, operating, general and administrative expenses decreased 7% from $512.2 million last year.

     EBITDA for fiscal 2003 was $165.3 million, up 32% from $125.6 million last year. The Radio division achieved EBITDA of $58.1 million, an increase of 10%. The Television division’s EBITDA of $113.4 million represents an EBITDA growth of 14%. The Content division earned EBITDA of $3.2 million, after incurring a loss of $21.0 million in the prior year. On a pro forma basis, EBITDA was up 38% from $119.7 million last year. Television and Radio achieved pro forma EBITDA growth of 18% and 10% respectively. EBITDA as a percentage of revenues was 26% in fiscal 2003 compared to 19% in fiscal 2002.

RADIO

Radio revenues for fiscal 2003 were $226.0 million, up 7% from $211.4 million last year. On a pro forma basis, there was no significant increase or decrease in revenues. According to the Trans-Canada Radio Advertising by Market (“TRAM”) report for the year ended August 31, 2003, total advertising sales for Corus’ major market radio stations exceeded overall major market growth.

     Operating, general and administrative expenses for fiscal 2003 were $167.9 million, up 6% from $158.5 million last year reflecting increased variable costs associated with increased revenues and the new reproduction rights tariff established by the Copyright Board of Canada. The tariff requires radio licensees to commit up to 0.8% of revenues to be paid in royalties with retroactive payments to 2001. The impact to Corus in fiscal 2003 was a one-time retroactive payment of approximately $2.0 million that was charged to operations.

     EBITDA was $58.1 million for fiscal 2003, up 10% from $52.9 last year (up 14% excluding the one-time retroactive payment of the new reproduction rights tariff). EBITDA as a percentage of revenues was 26% in fiscal 2003, compared to 25% in fiscal 2002.

TELEVISION

Television revenues for fiscal 2003 were $306.9 million, down from $308.5 million in fiscal 2002. Fiscal 2003 results reflect the operations of W Network for a full year but do not reflect the operations of Viewer’s Choice which was disposed of in fiscal 2002. On a pro forma basis, revenues were up 2% from $301.8 million last year. The Television division enjoyed impressive audience growth in fiscal 2003. The analog specialty television services, YTV, W Network and CMT, posted a 40% increase in the important Adult 25-54 demographic over the previous year, outpacing the industry trend. Advertising revenues were up 9% for the year (or 5% for the year on a pro forma basis). The majority of the advertising revenue gain came from the strong performance at W Network which bettered pro forma prior year by 36%. Subscriber revenues were flat over the prior year on a pro forma basis. Despite premium subscriber declines in Spring/Summer 2002 due to pricing activity by broadcast distribution undertakings, Movie Central, Corus’ western-based pay television service, finished the year with 658,000 subscribers, up 8% from the prior year.

     Operating, general and administrative expenses for fiscal 2003 were $193.5 million, down 8% from $209.4 million in fiscal 2002, reflecting primarily the disposition of Viewer’s Choice in fiscal 2002. On a pro forma basis, expenses are down 6% from $205.6 million last year due to cost saving initiatives in programming and administrative expenses.

     EBITDA was $113.4 million for fiscal 2003, up 14% from $99.1 million for fiscal 2002. On a pro forma basis, EBITDA increased 18% from $96.3 million in the prior year. EBITDA as a percentage of revenues was 37% in fiscal 2003, compared to 32% in fiscal 2002.

CONTENT

Content revenues were $116.3 million in fiscal 2003, down 27% from $159.9 million in fiscal 2002. Fiscal 2003 results do not reflect the operations of Klutz, the U.S. publishing business, which was disposed of in fiscal 2002. On a pro forma basis, revenues decreased 6% from $123.6 million in the prior year. The production and distribution revenues for fiscal

2003 were $70.5 million, down 29% reflecting lower planned production in the current year (140 episodes compared to 252 episodes in fiscal 2002).

     For the branded consumer products business, revenues for fiscal 2003 were $45.8 million, down 24% for the year (up 89% on a pro forma basis excluding Klutz). The tremendous growth in revenues was primarily due to the strong merchandising sales from Beyblade and Rescue Heroes.

     Operating, general and administrative expenses for fiscal 2003 were $113.1 million, down 37% from $180.9 million in the prior year. On a pro forma basis, expenses are down 23% from $147.8 million in the prior year reflecting the $40.0 million write-down in film investments in fiscal 2002 offset by a higher rate of amortization of film investments and higher cost of sales associated with increased merchandising revenues in fiscal 2003.

     EBITDA for fiscal 2003 was $3.2 million, compared to a loss of $21.0 million in the prior year (loss of $24.2 million in the prior year on a pro forma basis). EBITDA as a percentage of revenues was 3% for fiscal 2003, compared to a negative margin on a pro forma basis last year.

CORPORATE

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating divisions. Corporate overhead in fiscal 2003 was $8.8 million, up from $4.8 million in fiscal 2002. This was a planned increase due to the centralization of functional departments such as Human Resources, Communications and Business Affairs, as well as the introduction of the Performance Share Units (PSU) program. The PSU program is designed to restrict and reduce the number of stock options issued. Payment is linked to prescribed share growth, and a stock purchase and retention requirement.

DEPRECIATION

Depreciation expense was $24.7 million for 2003, down from $26.0 million in 2002. The decrease was the result of various business divestitures, offset by a higher capital base in the remaining operations.

AMORTIZATION

Amortization expense was $9.8 million for 2003, up from $8.6 million last year. The increase is the result of a write-off of approximately $1.0 million of deferred financing charges related to a credit facility that was cancelled in fiscal 2003.

INTEREST ON LONG-TERM DEBT

Interest expense was $61.0 million, up from $57.7 million last year reflecting higher interest expense associated with a full year’s inclusion in fiscal 2003 of the senior subordinated debt issued in fiscal 2002. The effective interest rate for fiscal 2003 was 8.7% compared to 7.7% in the prior year.

LOSS (GAIN) ON SALE OF INVESTMENTS

The loss on sale of investments of $1.0 million in fiscal 2003 relate to the disposition of the Company’s 70% interest in the digital channel Country Canada and the sale of the Company’s 100% interest in Sound Products Limited. The prior year’s gain of $18.2 million resulted from the disposal of the Company’s interests in The Comedy Network, Klutz, and Viewer’s Choice, and the sale of Astral Media Inc. shares.

OTHER EXPENSE (INCOME)

Other income for the year was $9.4 million, compared to an expense of $0.3 million in the prior year. This increase is the result of foreign exchange gains on U.S. dollar denominated bank debt in the current year.

RESTRUCTURING CHARGES

In response to the weakened world market for film production and distribution, Corus continued to streamline operations to ensure the Company’s profitability and competitive positioning in all divisions. Accordingly, restructuring charges of $5.0 million were recorded in the year, representing primarily workforce reductions in the Content division. This reduced workforce is reflective of the reduced level of production slated in the current and future years. The results for fiscal 2002 included restructuring charges of $22.1 million.

HEDGE TRANSACTION LOSS

The hedge transaction loss of $20.4 million in fiscal 2002 reflects the non-cash expense associated with unwinding U.S.$147.0 million of cross-currency interest rate swaps.

ASSET WRITE-DOWNS

Non-core assets were written down in fiscal 2003 in the amount of $2.4 million. Asset write-downs of $15.3 million in fiscal 2002 relate primarily to the discontinuation of the operations of Balmur Corus Music Inc., a music and television production business, and the write-down of the Company’s investments in Liberty Digital Inc. and Local Media Internet Venture (“LMIV”) to net realizable value.

GOODWILL AND INTANGIBLE IMPAIRMENT LOSS

During fiscal 2002, as a result of the adoption of the new accounting pronouncements and annual impairment testing, Corus recorded a non-cash charge for goodwill and intangible impairment of $162.8 million primarily in the Content division associated with the production and distribution business.

INCOME TAXES

The effective tax rate for the year ended August 31, 2003 was 40.3% compared to the statutory rate of 37.5% primarily due to the difference between tax and accounting treatment of the business divestitures during the year.

NET INCOME (LOSS)

Net income for fiscal 2003 was $40.0 million, compared to a loss of $168.6 million in the prior year. Earnings (loss) per share were $0.94 basic ($0.94 diluted) compared with a loss per share of $3.96 basic ($3.96 diluted) last year.

fiscal 2002 compared to fiscal 2001

Revenues for fiscal 2002 were $674.5 million, up 21% from $556.8 million in fiscal 2001. Through acquisition and organic growth, all divisions contributed to the strong growth in revenues. On a pro forma basis, revenues increased 7% from $628.4 million last year.

     Operating, general and administrative expenses were $548.9 million, up 27% from $432.9 million last year. Expenses were also impacted by the Company’s acquisitions during the year. Fiscal 2002 results include a write-down of film investments in the Content division of $40.0 million. On a pro forma basis, operating, general and administrative expenses increased 12% from $490.1 million last year. The increase is due to the film investments write-down, increased revenues and higher programming costs associated with specialty/pay television.

     EBITDA was $125.6 million, after absorbing the $40.0 million write-down of film investments in the Content division, compared to $123.9 million last year. The Radio and Television divisions achieved EBITDA growth of 10% and 35% respectively. The Content division incurred an EBITDA loss for fiscal 2002. On a pro forma basis, EBITDA was down 9% from $138.3 million last year. EBITDA as a percentage of revenues was 19% in fiscal 2002 (24% excluding the write-down) and 22% in fiscal 2001.

RADIO

Radio revenues for fiscal 2002 were $211.4 million, up 10% from $191.8 million in fiscal 2001, reflecting an increase from 49 stations at the end of fiscal 2001 to 52 stations at the end of fiscal 2002. On a pro forma basis, revenues were up 1% for the year. Despite a soft advertising market during the year, the West and Ontario stations delivered revenue growth over the prior year. In particular, revenue growth of 8% was experienced in the key markets of Toronto, Vancouver and Winnipeg. The Quebec market was negatively impacted by the temporary drop in revenues caused primarily by the reformat of the two All-News radio stations as new audiences must be developed.

     Operating, general and administrative expenses for fiscal 2002 were $158.5 million, up 10% from $143.7 million last year. The increase was from the acquisitions made in fiscal 2002 and full year inclusion in fiscal 2002 of the acquisitions made in fiscal 2001. On a pro forma basis, operating, general and administrative expenses were down 2% from $161.3 million last year, primarily as a result of cost saving initiatives made in first quarter fiscal 2002.

     EBITDA was $52.9 million for fiscal 2002, up 10% from $48.1 million for fiscal 2001. EBITDA as a percentage of revenues was 25% in fiscal 2002, compared to 25% in fiscal 2001 and 23% in fiscal 2001 on a pro forma basis. Excluding the reformatted stations, EBITDA as a percentage of revenues was 30% for fiscal 2002.

TELEVISION

Television revenues for fiscal 2002 were $308.5 million, up 35% from $228.7 million in fiscal 2001. There was $64.6 million (28%) of growth in revenues resulting from acquisitions made in fiscal 2002 (W Network, Telelatino and Locomotion) and the proportionate consolidation of TELETOON. On a pro forma basis, revenues were up 21% from $254.7 million last year. Growth in subscriber fee revenues continued as a result of increased direct-to-home satellite and digital cable subscribers. In particular, the premium television services Movie Central and Encore Avenue delivered revenue growth of 29% over the prior year. At the end of fiscal 2002, Movie Central had approximately 609,000 subscribers, a 4% increase from the end of fiscal 2001.

     Operating, general and administrative expenses for fiscal 2002 were $209.4 million, up 35% from $155.0 million in fiscal 2001 primarily as a result of acquisitions made in fiscal 2002, the costs of launching five new digital networks in fiscal 2002 and increased programming costs as we continued to invest in the promotion of the re-launch of Movie Central and Encore Avenue.

     EBITDA was $99.1 million for fiscal 2002, up 35% from $73.7 million for fiscal 2001. EBITDA as a percentage of revenues was 32% in fiscal 2002, compared to 32% in fiscal 2001. Excluding the impact of the new digital networks, EBITDA as a percentage of revenues was 34% in fiscal 2002.

CONTENT

Content revenues were $159.9 million in fiscal 2002, up 16% from $137.4 million in fiscal 2001. Fiscal 2001 only includes the operating results of Nelvana since November 14, 2000. On a pro forma basis, revenues decreased 3% from the prior year.

     Revenues for the Production and Distribution business were down 8% from the prior year on a pro forma basis. In fiscal 2002, Nelvana produced 252 episodes compared to 242 episodes in fiscal 2001, increasing its program library to over 2,100 half-hour equivalent episodes. Despite an increase in production, the decrease in revenues reflect the decline in the German market and the overall downward pressure on license fees as current revenue per episode decreased from $295,000/episode in fiscal 2001 to $206,000/episode in fiscal 2002. Unfortunately, the erosion of the production and distribution market has negatively impacted the value of Corus’ investment in Nelvana. As a result, the Company wrote down its investment by $200.0 million with $40.0 million for film investments, reflected in operating, general and administrative expenses, and $160.0 million for goodwill and other intangibles.

     Revenues for the Branded Consumer Products businesses were up 8% over the prior year and up 4% over the prior year on a pro forma basis. In April 2002, Corus disposed of the U.S. publishing business Klutz. The increase in revenues was primarily attributable to strong merchandising revenues from Rescue Heroes, Little Bear, Franklin, Medabots, Babar and Beyblade products. The Company’s Canadian publishing business Kids Can Press continues to be impacted by the consolidation of the Canadian book retailing environment as a result of the merger of Chapters and Indigo.

     Operating, general and administrative expenses for fiscal 2002 were $180.9 million, after absorbing the $40.0 million write-down of film investments mentioned above. Excluding the write-down, operating, general and administrative expenses were up 16% over the prior year and down 3% over the prior year on a pro forma basis. The decrease, on a pro forma basis, is primarily due to lower amortization expense associated with lower production and distribution revenues for the year.

     EBITDA for fiscal 2002 was a loss of $21.0 million, after absorbing the write-down in film investments, compared to EBITDA of $12.1 million last year and $19.5 million on a pro forma basis last year. EBITDA as a percentage of revenues was negative for fiscal 2002 (12% excluding the write-down of film investments) compared to 9% last year and 12% on a pro forma basis last year.

CORPORATE

Corporate overhead in fiscal 2002 was $4.8 million, down from $9.5 million in 2001. Corporate overhead is the incremental cost that is not allocated to the operating divisions. The decrease is due to approximately $2.5 million in incremental one-time costs for recruitment and professional fees incurred in fiscal 2001.

DEPRECIATION

Depreciation expense was $26.0 million, up from $20.0 million in 2001. The increase was due to an increase in the capital asset base from acquisitions made in fiscal 2000 and 2001.

AMORTIZATION

Amortization expense was $8.6 million, down from $45.9 million last year. The decrease was due to the Company not amortizing broadcast licenses and goodwill as a result of adopting the new accounting standards for fiscal 2002.

INTEREST ON LONG-TERM DEBT

Interest expense was $57.7 million, up from $47.3 million last year. The effective interest rate for fiscal 2002 was 7.7% compared to 8.72% in the prior year reflecting lower interest rates in the current year.

LOSS (GAIN) ON SALE OF INVESTMENTS

For the year ended August 31, 2002, the pre-tax gain on sale of investments of $18.2 million resulted primarily from the disposal of Corus’ interest in the Comedy Network, Astral Media Inc. non-voting shares, Klutz and Viewer’s Choice. In the prior year, the pre-tax gain of $103.1 million resulted primarily from the disposal of Corus’ interest in The Family Channel Inc. and the television station CHAU-TV.

OTHER EXPENSE (INCOME)

Other income was $0.3 million, down from $10.5 million last year primarily due to higher interest income from short-term investments and dividend income earned in fiscal 2001.

RESTRUCTURING CHARGES

In light of the current economic climate, the Company has taken proactive steps to reduce debt and improve operating margins by streamlining operations through workforce reductions and implementing cost control initiatives. Restructuring charges of $22.1 million were recorded during the year, representing workforce reductions of approximately 410 positions, lease terminations and settlement of contracts relating to activities which will no longer be continued. Through these initiatives, the Company is estimating that it will capture annual cost savings of approximately $10.0 to $15.0 million.

HEDGE TRANSACTION LOSS

The hedge transaction loss of $20.4 million reflects the non-cash expense associated with unwinding U.S.$147.0 million of cross-currency interest rate swaps during the third quarter of fiscal 2002.

ASSET WRITE-DOWNS

Asset write-downs of $15.3 million relate primarily to the discontinuation of the operations of Balmur Corus Music Inc., a music and television production business, and the write-down of the Company’s investments in Liberty Digital Inc. and LMiV to net realizable value. The prior year includes an asset write-down of $1.5 million for the investment in COOLeh!

GOODWILL AND INTANGIBLE IMPAIRMENT LOSS

During the year, as a result of the adoption of the new accounting pronouncements and annual impairment testing, Corus recorded a non-cash charge for goodwill and intangible impairment of $162.8 million primarily in the Content division associated with the Production and Distribution business. Such a change is non-operational in nature.

INCOME TAXES

The income tax recovery in fiscal 2002 was $2.3 million, down from $3.1 million last year. Fiscal 2002 reflects a benefit on the tax loss realized from the sale of Klutz; however, there was not a corresponding accounting loss as the investment was written down in a prior period. Fiscal 2001 included a $42.3 million future tax recovery which reflected a decrease in tax rates applicable to certain future tax assets and liabilities.

EQUITY EARNINGS FROM INVESTEES

Equity earnings from investees were $0.1 million, down from $2.6 million last year. The decrease results from a change to proportionate consolidation for the Company’s interest in TELETOON from the date that CRTC approval was obtained for the purchase of Nelvana’s 20% interest in TELETOON. This approval was effective September 1, 2001.

NET INCOME (LOSS)

Net income (loss) for fiscal 2002 was a loss of $168.6 million, compared to income of $128.2 million last year. Loss per share are $3.96 basic ($3.96 diluted) compared with earnings per share of $3.09 basic ($3.06 diluted) in fiscal 2001.

risks and uncertainties

IMPACT OF REGULATION ON CORUS’ RESULTS OF OPERATIONS

RADIO AND TELEVISION

Corus’ Radio and Television business activities are regulated by the CRTC under the Broadcasting Act and, accordingly, Corus’ results of operations may be adversely affected by changes in regulations, policies and decisions by the CRTC. The CRTC, among other things, issues licenses to operate radio and television stations and regulates the rates Corus may charge for its specialty television services if such services are distributed as part of the basic service by a cable distributor. Corus’ radio stations must also meet technical operating requirements under the Radiocommunication Act and regulations promulgated under the Broadcasting Act. Changes in the regulation of Corus’ business activities, including decisions by the CRTC affecting Corus’ operations (such as the granting or renewal of licenses, decisions as to the subscriber fees Corus may charge its customers, or the granting of additional distribution, broadcasting or programming licenses to competitors in Corus’ markets) or changes in interpretations of existing regulations by courts or the CRTC, could materially adversely affect Corus’ business and results of operations.

     In addition, in order to maintain eligibility under the Broadcasting Act and the Radiocommunication Act, there are limitations on the ownership by non-Canadians of Corus Class A Voting Shares. Under certain circumstances, Corus’ Board of Directors may refuse to issue or register the transfer of Corus Class A Voting Shares to any person that is a non-Canadian or may sell the Corus Class A Voting Shares of a non-Canadian as if it were the owner of such Corus Class A Voting Shares.

     Corus’ radio, conventional television, specialty television, pay television, and digital audio undertakings rely upon licenses under the Copyright Act (Canada) in order to make use of the music component of the programming distributed by these undertakings. Under these licenses, Corus is required to pay royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies which represent the copyright owners in such music component. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.

     The levels of the royalties payable by Corus are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other obligations and purposes. Any such amendments could result in Corus’ broadcasting undertakings being required to pay additional royalties for these licenses.

CONTENT

Corus licenses a significant portion of its programming to Canadian conventional television stations, specialty and premium television networks, which are required by the CRTC to devote a certain portion of their programming schedules to Canadian productions. In addition to these scheduling requirements, the CRTC generally requires Canadian specialty services to devote a certain amount of their revenues to certified Canadian programming. There can be no assurance that such policies will not be eliminated or scaled back, thereby reducing the advantages that they currently provide to Corus as a supplier of such programs. Also, there can be no assurance that programming will continue to qualify as certified Canadian programming. If Corus’ programming fails to so qualify, Canadian broadcasters would not be able to use the programs to meet their Canadian programming obligations and, as a result, license fees paid to Corus by Canadian broadcasters would not reflect the current premium paid for certified Canadian programs and Corus would not qualify for certain Canadian tax credits and industry incentives. Canadian Heritage, the Canadian ministry that oversees the tax credits, has conducted a review of the definition of Canadian content, as it applies to film and television production, but no formal changes to the definition have been announced.

COMPETITION

Corus encounters aggressive competition in all areas of its business. Corus’ failure to compete in these areas could materially adversely affect Corus’ results of operations.

     The television production industry, specialty and pay television channel broadcasting and radio broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of radio stations, television programs or specialty television channels as revenue derived depends on audience acceptance of other competing programs released into, or channels existing in, the market place at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors. All of which could change rapidly and many of which are beyond the Company’s control. The lack of audience acceptance for Corus’ radio stations, television programs, specialty and pay television channels would have an adverse impact on its businesses, results of operations, prospects and financial condition. Canadian Heritage will be providing its comments on the definition to Parliament in November, 2003.

RADIO

The financial success of each of Corus’ radio stations is dependent principally upon its share of the overall advertising revenue within its geographic market, its promotional and other expenses incurred to obtain the revenue and the economic strength of its geographic market. Corus’ radio advertising revenues are, in turn, highly dependent upon audience share. Other stations may change programming formats to compete directly with Corus’ stations for listeners and advertisers or launch aggressive promotional campaigns in support of already existing competitive formats. If a competitor, particularly one with substantial financial resources, were to attempt to compete in either of these fashions, ratings at Corus’ affected station could be negatively impacted, resulting in lower net revenues.

     Radio broadcasting is also subject to competition from electronic and print media. Potential advertisers can substitute advertising through broadcast television, cable television systems (which can offer concurrent exposure on a number of cable networks to enlarge the potential audience), daily, weekly, and free-distribution newspapers, other print media, direct mail, and on-line computer services for radio advertising. Competing media commonly target the customers of their competitors, and advertisers regularly shift dollars from radio to these competing media and vice versa. Accordingly, there can be no assurance that any of Corus’ radio stations will be able to maintain or increase their current audience share and advertising revenue share.

TELEVISION

The financial success of Corus’ specialty television business depends on obtaining revenue from advertising as well as from subscription fees. Numerous broadcast and specialty television networks competed with Corus for advertising revenue, and a failure by Corus to obtain its necessary share of such revenue, could materially adversely affect Corus’ results of operations. Corus’ services also compete with a number of foreign programming services such as A&E and CNN which have been authorized for distribution in Canada by the CRTC. Moreover, increasingly Corus’ specialty, pay and conventional television services are competing with alternative forms of entertainment which are not regulated by the CRTC, such as the Internet and video and DVD rentals. In addition, competition among specialty television services in Canada is highly dependent upon the offering of prices, marketing and advertising support and other incentives to cable operators and other distributors for carriage so as to favorably position and package the services to subscribers. As well, the CRTC has licensed a number of specialty services for digital distribution which increases competition. Any failure by Corus to compete effectively in the area of specialty television services could materially adversely affect Corus’ results of operations.

     Corus’ pay television services are exclusive providers of premium movies and series, as well as classical movie offerings to western Canadian subscribers. These services compete with pay-per-view movie offerings as well as video-on-demand offerings.

CONTENT

The production and distribution of children’s television, books and other media content is very competitive. There are numerous suppliers of media content, including vertically integrated major motion picture studios, television networks, independent television production companies and children’s book publishers around the world. Many of these competitors are significantly larger than Corus and have substantially greater resources, including easier access to capital. Corus competes with other television and motion picture production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production.

     Further, vertical integration of the television broadcast industry and the creation and expansion of new networks, which create a substantial portion of their own programming, have decreased the number of available time slots for programs produced by third party production companies. There can be no assurances that Corus will be able to compete successfully in the future or that the Company will continue to produce or acquire rights to additional successful programming or enter into agreements for the financing, production, distribution or licensing of programming on terms favorable to the Company. There continues to be intense competition for the most attractive time slots offered by those services. There can be no assurances that Corus will be able to increase or maintain its penetration of broadcast schedules.

RISKS ASSOCIATED WITH PRODUCTION OF FILM AND TELEVISION PROGRAMS

Each production is an individual artistic work and its commercial success is determined primarily by audience acceptance, which cannot be accurately predicted. The success of a program is also dependent on the type and extent of promotion and marketing activities, the quality and acceptance of other competing programs, general economic conditions and other factors, all of which can change rapidly and many of which are beyond Corus’ control.

     Production of film and television programs require a significant amount of capital. Factors such as labour disputes, technology changes or other disruptions affecting aspects of production may affect Corus or its co-production partners and cause cost overruns and delay or hamper completion of a production.

     Financial risks exist in productions relating to tax credits and co-production treaties. The aggregate amount of government tax credits a project may receive can constitute a material portion of a production budget and typically can be as much as 20% of total budgeted costs. There is no assurance that government tax credits and industry funding assistance programs will continue to be available at current levels or that Corus’ production projects will continue to qualify for them. As well, the majority of Corus’ productions are co-productions involving international treaties which allow Corus to access foreign financing and reduce production risk as well as qualify for Canadian government tax credits. If an existing treaty between Canada and the government of one of the current co-production partners were to be abandoned, one or more co-productions currently underway may also need to be abandoned. Losing the ability to rely on co-productions would have a significant adverse effect on Corus’ production capabilities and production financing.

     Results of operations for the production and distribution business for any period are dependent on the number, timing and commercial success of television programs and feature films delivered or made available to various media, none of which can be predicted with certainty. Consequently, current revenue from production and distribution may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

     Library revenue from production and distribution can vary substantially from year to year, both by geographic territory and by year of production. The timing of Nelvana’s ability to sell library product in certain territories will depend on the market outlook in the particular territory and the availability of product by territory which depends on the extent and term of any prior sale in that territory.

INTELLECTUAL PROPERTY RIGHTS

Corus’ trade-marks, copyrights and other proprietary rights are important to the Company’s competitive position. In particular, the Content group must be able to protect its trade-marks, copyrights and other proprietary rights in order to competitively produce, distribute and license its television programs and published materials, and market its merchandise. Accordingly, Corus devotes the Company’s resources to the establishment and protection of its trade-marks, copyrights and other proprietary rights on a worldwide basis. However, from time to time, various third parties contest or infringe upon the Company’s intellectual property rights. The Company reviews these matters to determine what, if any, actions may be required or should be taken, including legal action or negotiated settlement. There can be no assurance that the Company’s actions to establish and protect its trade-marks, copyrights and other proprietary rights will be adequate to prevent imitation or unauthorized reproduction of the Company’s products by others or prevent third parties from seeking to block sales, licensing or reproduction of these products as a violation of their trade-marks, copyrights and proprietary rights.

     Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company’s trade-marks, copyrights and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada.

TECHNOLOGICAL DEVELOPMENTS

New or alternative media technologies and business models, such as digital radio services, direct-to-home satellite, wireless and wired cable television and Internet programming, satellite radio and video programming, have recently begun to compete for programming, audiences and advertising revenues. These technologies and business models may increase audience fragmentation, reduce ratings or have an adverse effect on advertising revenues from local and national audiences. These or other technologies and business models may have a material adverse effect on the business, results of operations or financial conditions.

GOODWILL AND OTHER INTANGIBLE ASSETS

In fiscal 2002, Corus adopted new rules for measuring the impairment of goodwill and indefinite life intangible assets (see Impact of New Accounting Pronouncements). Under the new standards, the Company is required to perform impairment tests of goodwill and indefinite life intangible assets at least annually but more frequently if indications of impairment exist. Any impairment losses after adoption of the new standards are recorded in net income for that period. The fair value of the Company’s intangible assets, including goodwill, is exposed to future adverse changes if the Company experiences declines in operating results or experiences significant negative industry or economic trends or if future performance is below historical trends. Accordingly, impairment losses could result in a significant charge to Corus’ reported earnings in the future.

FOREIGN EXCHANGE RISK

A significant portion of revenues and expenses for the Content business is in currencies other than Canadian dollars and, therefore, is subject to fluctuations in exchange rates. Approximately 15% of Corus’ total revenues were in foreign currencies, the majority of which were in U.S. dollars. The foreign exchange risk is mitigated as the net cash flow from operations acts as a natural hedge against interest on unhedged U.S. denominated debt. Also, the unhedged U.S. denominated debt acts as a natural hedge against U.S. denominated receivables.

INTEREST RATE RISK

Interest rate risk arises from fluctuations in interest rates on drawings under the Company’s senior revolving credit facility. As at August 31, 2003, 93% of the interest expense relating to total long-term debt is fixed. Corus does not engage in a speculative trading program.

CONTROL OF CORUS BY THE SHAW FAMILY

JR Shaw and members of his family and the corporations owned and/or controlled by JR Shaw and members of his family (the “JR Shaw Group”) currently own approximately 84% of the outstanding Corus Class A Voting Shares. The Corus Class A Voting Shares are the only shares entitled to vote in all circumstances. As long as the JR Shaw Group owns a majority of the Corus Class A Voting Shares, the JR Shaw Group will continue to be able to elect Corus’ entire Board of Directors and to remove any director, with or without cause, at a special meeting. In addition, the concentration of ownership and voting power may have the effect of delaying or deterring a change of control of Corus that could be otherwise beneficial to holders of Corus Voting and Non-Voting Shares. As a result, the JR Shaw Group will control matters affecting Corus and the composition of Corus’ Board of Directors and, through it, any determination with respect to Corus’ business direction and policies, including the appointment and removal of officers.

     The JR Shaw Group may exercise their control over Corus according to interests that are different from the interests of other investors. In addition to their interest in Corus, the JR Shaw Group controls Shaw Communications Inc., a cable operator and its wholly-owned subsidiary, Star Choice Communications Inc., a direct-to-home satellite operator.

     All of the Corus Class A Voting Shares held by the JR Shaw Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Corus Class A Voting Shares are exercised by the representative of a committee of five trustees.

     Actions by Corus’ Board of Directors may delay or prevent an acquisition of Corus, which could decrease the value of Class B Non-Voting Shares.

     Corus’ Board of Directors has the authority to issue shares and to determine the designation, rights, conditions, restrictions and limitations including dividend rights, without any further vote or action by shareholders, which could be used to dilute the share ownership of a potential hostile acquirer. The rights of the holders of Corus Non-Voting Shares will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued.

liquidity and capital resources

CASH FLOW

Overall, the Company’s cash position increased $17.2 million in the fiscal year.

     Cash provided by operating activities for fiscal 2003 was $64.6 million, up from $27.9 million last year. The increase was due primarily to lower net additions to film investments as a result of a reduced production slate in the Nelvana operations. This was offset by a decrease in non-cash working capital balances primarily as a result of a lower accounts payable balance at August 31, 2003.

     Cash used in investing activities was $29.3 million for fiscal year 2003 (2002 — cash provided of $49.9 million). Cash usage consisted primarily of capital asset additions, deferred charges, business acquisitions and investments as described below:

•	Capital expenditures amounted to $14.9 million in fiscal year 2003 (2002 — $28.2 million) reflecting a planned reduction of capital expenditures throughout the year.

•	There were no significant additions to deferred charges in fiscal 2003. Additions to deferred charges in fiscal year 2002 include $17.8 million related to financing costs incurred for issuance of the senior subordinated notes.

•	Cash usage for material business acquisitions and investments in fiscal year 2002 was $117.6 million which consisted of WTN, Telelatino, Locomotion, and increase interests in The Comedy Network and DMX Music. There were no material business acquisitions and investments in fiscal 2003.

•	Cash usage in fiscal year 2002 was partially offset by net proceeds received from business divestitures and sale of investments. Fiscal year 2002 included $229.8 million from the disposition of interests in The Comedy Network, Astral Media Inc. shares, Klutz and Viewer’s Choice.

     Cash used in financing activities in fiscal year 2003 was $18.1 million (2002 — $51.2 million) reflecting management’s effort to reduce debt during the year. Fiscal year 2002 reflected a significant repayment of long-term debt as a result of proceeds from the disposition of non-core assets.

BANK LOANS

During the year the Company cancelled its revolving credit facility of $150.0 million, which was undrawn at the time of cancellation. At August 31, 2003, the Company had available a $25.0 million revolving operating loan facility and a senior revolving credit facility of $240.0 million, of which approximately $201.0 million was undrawn. Interest rates on the bank loans fluctuate with Canadian banker’s acceptances and LIBOR and averaged 4.8% for fiscal 2003 and 6.7% in fiscal 2002.

SENIOR SUBORDINATED NOTES

On March 7, 2002, Corus issued U.S.$375.0 million aggregate principal amount of 8 3/4% senior subordinated notes (the “Notes”) due 2012 at a price of 99.186% of their aggregate principal amount.

     The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments on the Notes. The agreements have resulted in an effective interest rate of 9.33% on the Canadian dollar equivalent of the U.S. debt. The exchange rate applicable to the principal portion of the debt has been fixed at Cdn.$1.6107 or Cdn.$604.0 million.

     The net proceeds from this offering were used to repay existing indebtedness including the permanent repayment in full of the Company’s reducing term loans of Cdn.$294.0 million due August 31, 2007.

     Consequently, the Company unwound U.S.$147 million of cross-currency interest rate swaps relating to the reducing term loan that had fixed the interest rate at 11.4% and liability for interest and principal payments at Cdn.$212.0 million.

NET DEBT TO EBITDA

At August 31, 2003, net debt (long-term debt net of cash) was $514.6 million, down from $622.4 million in the prior year. Adjusting for the foreign currency hedge on the senior subordinated notes, net debt at August 31, 2003 was $599.0 million, down from $641.8 million in the prior year.

     The ratio of net debt to EBITDA (excluding the write-down to film investments in fiscal 2002) at August 31, 2003 is 3.1 times. Adjusting also for the foreign currency hedge on the senior subordinated notes, the ratio of net debt to EBITDA at August 31, 2003 is 3.6 times, down from 3.9 times at August 31, 2002. Management considers the current level of net debt to EBITDA of 3.6 times to be reasonable as the Company works towards improving this multiple.

impact of new accounting pronouncements adopted in 2003

FOREIGN CURRENCY TRANSLATION

The Company has retroactively adopted with restatement Section 1650, Foreign Currency Translation, of the CICA Handbook which eliminates the unique Canadian treatment of deferring and amortizing unrealized translation gains and losses on long-term monetary items. The new recommendations require that these unrealized translation gains and losses be included in the determination of net income as they arise.

     The retroactive adoption of this accounting policy resulted in an increase of $2.6 million to fiscal 2002 opening retained earnings and a decrease of $2.6 million to fiscal 2002 net income.

STOCK-BASED COMPENSATION

In December 2001, the CICA issued Handbook Section 3870, effective for fiscal years beginning on or after January 1, 2002. This pronouncement established a new standard for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided to a company by both employees and non-employees.

     The standard requires that, for all stock-based payments to non-employees and to employees where the stock-based awards call for settlement in cash or other assets, including stock appreciation rights, a compensation expense be recognized in the consolidated statements of income (loss), determined using a fair value based method of accounting. The standard was adopted by the Company for its fiscal year beginning September 1, 2002 and has been applied to stock-based awards granted on or after that date.

     The Company adopted the new standard on September 1, 2002, and includes the compensation costs associated with such payments and awards in its consolidated statements of income (loss).

     Additionally, for stock options granted to its employees, the new standard permits the Company to continue its existing policy of recognizing no compensation expense. Consideration paid by employees on the exercise of stock options is recorded as an increase in the Company’s cash and share capital accounts.

recent accounting pronouncements

HEDGING RELATIONSHIPS

In December 2001, the CICA issued Accounting Guideline-13, Hedging Relationships (“AcG-13”). AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company currently documents all hedging relationships on an ongoing basis. The Company plans to comply with the requirements of AcG-13 such that all of its current hedges will continue to qualify for hedge accounting.

ASSET RETIREMENT OBLIGATIONS

In March 2003, the CICA issued Handbook Section 3110, Asset Retirement Obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new Section replaces the requirements in Section 3061, Property, Plant And Equipment, and Section 4430, Capital Assets Held By Not-For-Profit Organizations, concerning future removal and site restoration costs. The Section harmonizes Canadian requirements with the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations.

     Section 3110 applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Section requires the recognition of all legal obligations associated with the retirement of a tangible long-lived asset. Retirement includes the sale, abandonment, recycling or other disposal of an asset, but not its temporary idling.

     This new Section is effective for fiscal years beginning on or after January 1, 2004, although earlier application is encouraged. The Section is applied on a retroactive basis with restatement of prior periods, but is based on the fair value of asset retirement obligations at the beginning of the fiscal year in which the requirements are first applied. The Company plans to comply with the requirements of Section 3110 for its fiscal year commencing on September 1, 2004.

IMPAIRMENT OF LONG LIVED ASSETS

In December 2002, the CICA issued Handbook Section 3063, Impairment of Long-Lived Assets, thereby replacing the write-down provisions of Section 3061, Property, Plant and Equipment. This new Section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises and harmonizes Canadian requirements with the U.S. impairment provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

     Under the new Section, an impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. This represents a significant change to Canadian GAAP, which previously measured the amount of the impairment as the difference between the long-lived asset’s carrying value and its net recoverable amount (i.e. undiscounted cash flows plus residual value).

     Section 3063 is effective for fiscal years beginning on or after April 1, 2003, with prospective application. The Company plans to comply with the requirements of Section 3063 for its fiscal year commencing on September 1, 2003. The Company does not expect that this Section will have a material impact on the consolidated financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In an effort to expand on and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity, the CICA has issued Accounting Guideline No. 15, Consolidation of Variable Interest Entities. Although initially intended to cover special-purpose entities (“SPEs”) or off-balance sheet structures, AcG-15 takes an approach of setting out criteria for identifying variable interest entities (“VIEs”) and then further criteria for determining what entity, if any, should consolidate them.

     The Accounting Standards Board (“AcSB”) decided to defer the effective date of the Guideline to annual and interim periods beginning on or after November 1, 2004, except for certain disclosure requirements. The AcSB decided that enterprises should provide disclosures about VIEs in which they hold significant variable interests for periods beginning on or after January 1, 2004. The Company will be following the guidelines in AcG-15 after January 1, 2004. The Company has not estimated the impact that this Guideline will have on its consolidated financial statements.

ACCOUNTING FOR SEVERANCE AND TERMINATION BENEFITS

The CICA recently issued EIC-134, Accounting for Severance and Termination Benefits. The guidelines require that severance benefits that do not accumulate or vest should be accrued as a liability and expensed when the event that obligates the entity occurs. Those benefits that accumulate or vest should be accrued and expensed in the period in which the employees render services to the entity, provided payment of the benefits is probable and the amount can be reasonably estimated. The liability should be measured at its actuarial present value. The Company will be following the guidelines in EIC-134 for severance benefits, if any, that it initiates after March 31, 2003.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES (INCLUDING COSTS INCURRED IN A RESTRUCTURING)

The CICA recently issued EIC-134, Accounting for Costs Associated with Exit and Disposal activities (Including Costs Incurred in a Restructuring). The guidelines require that liability for a cost associated with an exit or disposal activity should be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability is incurred when an obligation arises from a past transaction or event, the settlement of which may result in the transfer or use of assets, provision of services or other yielding of economic benefits in the future. An entity’s commitment to an exit or disposal plan, by itself, is not the requisite past transaction or event for recognition of a liability. In subsequent periods, changes to the liability should be measured using the discount rate that was initially used to measure the liability. EIC-135 applies to exit or disposal activities initiated after March 31, 2003. The Company will be following the guidelines in EIC-135 for exit or disposal activities, if any, that it initiates after March 31, 2003.

critical accounting policies

Management believes that the application of the following accounting policies, which are important to the Company’s financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of Corus’ accounting policies, including the accounting policies discussed below, see note 2(a) to the consolidated financial statements.

FILM INVESTMENTS

The Company capitalizes costs of production, and distribution of film and television programs to film investments. These costs are amortized to direct operating expenses in accordance with SOP 00-2. These costs are stated at the lower of unamortized film or television program costs or fair value. These costs for an individual film or television program are amortized in the proportion that current period actual revenues bear to management’s estimates of the total revenue expected to be received from such film or television program over a period not to exceed ten years from the date of delivery. As a result, if revenue estimates change with respect to a film or television program, the Company may be required to write-down all or a portion of the unamortized costs of such film or television program. No assurance can be given that unfavourable changes to revenue estimates will not occur, which may result in significant write-downs affecting Corus’ results of operations and financial conditions.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions made by management in the preparation of the Company’s consolidated financial statements include future revenue projections for investments in film and television programs, provisions for doubtful accounts to reflect credit exposures, valuation allowances and impairment assessments for various assets including investment in film and television programs, property and equipment, long-term investments, current and future income taxes and broadcast licenses and goodwill. Actual results could differ from those estimates.

BROADCAST LICENSES AND GOODWILL

The cost of acquiring media broadcasting, production/distribution and publishing businesses is allocated to the fair value of related net identifiable tangible and intangible assets acquired. Net identifiable intangible assets acquired consist primarily of broadcast licenses. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Prior to September 1, 2001, amounts allocated to broadcast licenses and goodwill were amortized on a straight-line basis over twenty to forty years. Broadcast licenses and goodwill will be tested for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired.